Exhibit EX-99.h.2.b.

COMPLIANCE SERVICES AMENDMENT

TO

SERVICES AGREEMENT AND SUB-ADMINISTRATION AGREEMENT

This Amendment (the “Amendment”) is made as of June 11, 2008, and effective the later of June 23, 2008 or the closing of the reorganization of certain portfolios of Nationwide Mutual Funds into the Aberdeen Funds (the “Effective Date”) among Aberdeen Funds (the “Company”), a Delaware statutory trust, Aberdeen Asset Management, Inc. (“Aberdeen”), and Citi Fund Services Ohio, Inc. (“Citi”).

WHEREAS, the Company is a registered investment company, and will become subject to the requirements of Rule 38a-1 under the Investment Company Act of 1940 (the “1940 Act”), which requires each registered investment company to adopt policies and procedures that are reasonably designed to prevent it from violating the federal securities laws;

WHEREAS, Citi performs certain management and administration for the Company pursuant to (i) a Services Agreement (the “Agreement”) dated as of March 12, 2008, between Citi and the Company, and (ii) a Sub-Administration Agreement dated as of February 7, 2008 between Citi and Aberdeen (the Sub-Administration Agreement”);

WHEREAS, Citi offers compliance services through its ComplianceEDGE program, which may be tailored to create a compliance program for the Company;

WHEREAS, the Company desires that Citi provide its ComplianceEDGE program services in connection with the institution of a more comprehensive compliance program for the Company;

WHEREAS, Citi is willing to perform the services enumerated in this Amendment on the terms and conditions set forth in this Amendment; and

WHEREAS, Citi, Aberdeen, and the Company wish to enter into this Amendment in order to set forth the terms under which Citi will perform the services enumerated herein on behalf of the Company, and to supplement and clarify certain provisions of the Agreement and the Sub-Administration Agreement.

NOW, THEREFORE, in consideration of the covenants herein contained and intending to be legally bound hereby, the Company, Aberdeen, and Citi hereby agree as follows:

1.	Compliance Services.

(a) The parties mutually agree to coordinate and cooperate in connection with the maintenance of written compliance polices and procedures (the “Fund Compliance Program”) which, in the aggregate, shall be deemed by the Company’s Board of Trustees (the “Board”) to be reasonably designed to prevent the Company from violating the provisions of the Federal securities laws applicable to the Company (the “Applicable Securities Laws”), as required under Rule 38a-1 under the 1940 Act.

(b) Citi will provide the following services in relation to the Fund Compliance Program during the term of this Amendment: (i) assist the Company in maintaining the Fund Compliance Program; (ii) assist the Company’s Chief Compliance Officer (the “Chief Compliance Officer” or “CCO”) in the preparation and evaluation of the results of annual reviews of the compliance policies and procedures of the service providers to the Company as provided in Rule 38a-1 (“Service Providers”); (iii) provide support services to the Chief Compliance Officer, including support for conducting an annual review of the Fund Compliance Program; (iv) assist the Chief Compliance Officer in developing standards for reports to the Board by Citi and other Service Providers; (v) assist the Chief Compliance Officer in developing standards for reports to the Board by the Chief Compliance Officer; (vi) assist the Chief Compliance Officer in preparing or providing documentation for the Board to make findings and conduct reviews pertaining to the Fund Compliance Program and compliance programs and related policies and procedures of Service Providers; (vii) perform risk-based testing and reporting of the compliance policies and procedures of each service (other than the services set forth in this Agreement) provided to the Company by Citi, taking into account reasonable requests from the CCO to the extent practicable; (viii) provide copies of any compliance policies and procedures and any amendments thereto relating to Citi, as the Company or the CCO may reasonably request in connection with the Fund Compliance Program; and (ix) provide information reasonably requested by the CCO, or the Board in connection with the Board’s determination regarding the adequacy and effectiveness of the compliance policies and procedures of Citi.

(c) The Company will provide or arrange for the provision of the Chief Compliance Officer. Each of the Company and Aberdeen acknowledges that Citi will not be responsible for providing the Chief Compliance Officer, and that if the Company elects to have Citi provide the Chief Compliance Officer in the future, additional terms and conditions and additional fees will apply. The Company will provide to Citi copies of the Fund Compliance Program, related policies and procedures, and all other books and records of the Company as Citi deems necessary or desirable in order to perform its obligations under this Amendment.

(d) Notwithstanding any provision of the Agreement, the Sub-administration Agreement or any other agreement or instrument that expressly or by implication provides to the contrary, it is expressly agreed and acknowledged that Citi cannot ensure that the Company complies with the Applicable Securities Laws.

2.	Fees and Expenses.

(a) Citi shall be entitled to receive from the Company the amounts set forth on Schedule 1 to this Amendment, reflecting the amounts charged by Citi for the performance of services under this Amendment. The fees hereunder shall be in addition to all fees and expenses charged by Citi under the Agreement and the Sub-administration Agreement.

(b) In addition to paying Citi the fees set forth in Schedule 1, the Company agrees to reimburse Citi for all of its actual out-of-pocket expenses reasonably incurred in providing services under this Amendment, including but not limited to all out-of-pocket travel costs for attending Board meetings, all out-of-pocket travel costs for conducting due diligence of Service Providers; and

(c) All rights of compensation under this Amendment for services performed and for expense reimbursement shall survive the termination of this Amendment.

3.	Information to be Furnished by the Company.

(a) The Company has furnished or shall promptly furnish to Citi copies of the following, as amended and current as of the date of this Amendment:

The Fund Compliance Program or the various policies and procedures of the Company that have been adopted through the date hereof which pertain to compliance matters that are required to be covered by the Fund Compliance Program, including the compliance programs of Service Providers other than Citi, as necessary under Rule 38a-1 for inclusion in the Fund Compliance Program in accordance with Section 1(b) of this Amendment.

(b) The Company shall furnish Citi written copies of any amendments to, or changes in, the Fund Compliance Program or the various policies and procedures of the Company, forthwith upon such amendments or changes becoming effective. In addition, the Company agrees to provide Citi with advance written notice of any amendments to the Fund Compliance Program. Citi will not be responsible for changing or conforming its services to any such amendments until Citi has reviewed and accepted responsibility for the relevant changes in services, in Citi’s reasonable discretion. Citi agrees to be responsible for changing or conforming its services to any such amendments where such changes to its services will not increase the burden (including, without limitation, cost or risk) to Citi, as reasonably determined by Citi, subject to Citi’s receipt of advance written notice of amendments, and further subject to Citi’s timetable for the implementation of such changes, and the Company’s agreement to reimburse Citi for any costs of implementation. Citi will consider changes to its services in good faith. In the event that any amendment to the Fund Compliance Program, or any change in laws applicable to the Company would require Citi to make specific changes to its service model, Citi will use reasonable good faith efforts to inform the Company of the changes that would be necessary, and set out the estimated costs and estimated implementation timetable for any additional services. The parties shall then in good faith agree to mutually agreeable terms applicable to such additional service.

(c) Citi may rely on all documents furnished to it by the Company and its agents, including, Aberdeen, in connection with the services to be provided under this Amendment, including any amendments to or changes in any of the items to be provided by the Company pursuant to Section 4(a), and shall be entitled to indemnification in accordance with Section 6 below with regard to such reliance.

4.	Term and Termination.

(a) The compliance services to be rendered by Citi under this Amendment shall commence upon Effective Date and shall continue in effect for eighteen months from the date of this Amendment, unless earlier terminated pursuant to the terms of this Amendment. During such one year term, this Amendment may be terminated upon 30 days notice in the event there is “cause,” as defined in the Agreement. Following the one year anniversary of the date of this Amendment, this Amendment will continue in effect until this Amendment is terminated by either party for “cause,” as provided above, or by providing the other party with 90 days written notice of termination.

(b) Notwithstanding anything in this Amendment to the contrary, including but not limited to the provisions of Section 4(a), all of the obligations of Citi under this Amendment shall terminate automatically upon any termination of the Agreement or the Sub-administration Agreement.

5.	Miscellaneous.

(a) Except as expressly set forth in this Amendment, the terms of the Agreement shall apply to the services rendered under this Amendment and the general provisions of the Agreement shall be used on a residual basis to construe any issues arising under this Amendment that are not addressed by the express terms of this Amendment. Except as expressly set forth in this Amendment, the provisions of the Agreement remain unchanged and in full force and effect.

(b) The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or the Sub-administration Agreement.

(c) No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(d) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(e) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

ABERDEEN FUNDS

By:	/s/ Vincent J. Esposito
Name:	Vincent J. Esposito
Title:	President

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Gary W. Bartlett
Name:	Gary W. Bartlett
Title:	Chief Executive Officer

CITI FUND SERVICES OHIO, INC.

By:	/s/ Fred Naddaff
Name:	Fred Naddaff
Title:	President

SCHEDULE 1

Compliance Services Fees

Annual Fee: $ 160,000

(payable in equal monthly installments)

All recurring fees set forth above may be subject to adjustment annually commencing on the two-year anniversary of the Effective Date of this Amendment by an amount equal to the greater of: (a) the percentage increase in consumer prices for services as measured by the United States Consumer Price Index entitled “All Services Less Rent of Shelter” or a similar index should such index no longer be published, or (b) 5%.

Out of Pocket Expenses

Out of pocket expenses are not included in the above fees and shall also be paid to Citi in accordance with the provisions of this Amendment.